CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

04 JAN 21 7:21

[redacted]

04012291

82-4507

9 January 2004

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

SUPPL

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 December 2003 till 31 December 2003, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Yours faithfully

Jessica Lum
Secretariat Manager

dlw 1/22

Encs.

cc VP Tan Wah Nam

s/sec/adr/adrltr-DEC03.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Raffles Holdings wins lawsuit commenced by German National, Jens Grossner"	1 December 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Australand Property Group Entitlement Offer"	2 December 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Proceedings against Somerset Development Pte Ltd"	3 December 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Proposed placement of 45,000,000 new units in CapitaMall Trust through DBS Bank Ltd at S$1.33 for each new unit"	9 December 2003	For Public Relations Purposes
News release by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "CapitaMall Trust issues 45 million new units at S$1.33 to Finance Yield Accretive Investment" *Forecast 2004 DPU increase by 5.5% to 8.59¢*	9 December 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Placement of 45,000,000 new units in CapitaMall Trust through DBS Bank Ltd at S$1.33 for each new unit"	10 December 2003	For Public Relations Purposes
News release by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "CMT's 45 million new units fully subscribed" *Public ATM Offering of 23 million new units taken up in 2½ hrs*	10 December 2003	For Public Relations Purposes
News release by CapitaLand's subsidiary, The Ascott Group Limited – "Ascott's Waterfront Serviced Residence wins Tasmanian Tourism Award"	10 December 2003	For Public Relations Purchase

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Establishment of indirect subsidiary, Beijing XinKai Real Estate Development Co., Ltd	15 December 2003	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Placement of 45,000,000 new units in CapitaMall Trust through DBS Bank Ltd at S$1.33 for each new unit"	15 December 2003	For Public Relations Purposes
Australand Holdings Limited – Entitlement Offer	16 December 2003	SESTL Listing Manual
Announcements by CapitaLand's subsidiary, Australand Holdings Limited – "(A) Australand Property Group Estimated Final 2003 Distribution"; and "(B) Australand Property Group $225 Million Entitlement Offer"	16 December 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Australand Property Group Acquisition of Australand Wholesale Property Trusts"	16 December 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Placement of 45,000,000 new units in CapitaMall Trust through DBS Bank Ltd at S$1.33 for each new unit"	16 December 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Memorandum of Understanding with EMAAR Properties PJSC"	16 December 2003	For Public Relations Purposes
News release by CapitaLand's subsidiary, The Ascott Group Limited – "Ascott wins contract to manage two serviced residences in Dubai, extends global presence to Gulf region"	16 December 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Placement of 45,000,000 new units in CapitaMall Trust through DBS Bank Ltd at S$1.33 for each new unit"	17 December 2003	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Securitisation of Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall	19 December 2003	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Increase in shareholding in subsidiary – Completion of acquisition of remaining issued shares in Raffles Hotel (1886) Ltd"	26 December 2003	For Public Relations Purposes
Change of interest in CapitaLand China Residential Fund Ltd.	29 December 2003	SESTL Listing Manual
Establishment of indirect wholly-owned subsidiary, CapitaRetail Japan Fund Management Private Limited	31 December 2003	SESTL Listing Manual

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MASNET No. 71 OF 01.12.2003
Announcement No. 71

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED - "RAFFLES HOLDINGS WINS LAWSUIT COMMENCED BY GERMAN NATIONAL, JENS GROSSNER"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RH-annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 01/12/2003 to the SGX

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MASNET No. 57 OF 01.12.2003
Announcement No. 57

Raffles HOLDINGS | RAFFLES HOLDINGS LIMITED

RAFFLES HOLDINGS WINS LAWSUIT COMMENCED BY GERMAN NATIONAL, JENS GROSSNER

Raffles Holdings Limited ("Raffles Holdings") had previously announced on 27 October 2003 that it was contesting an action brought in the Singapore High Court by Mr Jens Grossner, a German national, for payment under an alleged brokerage agreement for the acquisition by Raffles Holdings of Swissôtel Holding AG ("Swissôtel").

Raffles Holdings is pleased to announce that the Singapore High Court has, on 28 November 2003, dismissed Mr Grossner's claim with costs.

In his written judgment, the judge held that there was no concluded brokerage contract between Mr Grossner and Raffles Holdings and that even if such a contract existed, Mr Grossner's claim would still have been rejected because he had not succeeded in brokering the sale of Swissôtel to Raffles Holdings. The judge described the action brought by Mr Grossner as a blatant attempt to claim a commission to which he was clearly not entitled.

Raffles Holdings has always maintained that Mr Grossner's claim was misconceived and wholly without basis. Our position has always been that we had no binding brokerage agreement with Mr Grossner and that Mr Grossner did not broker a sale of Swissôtel. The acquisition was effected through a competitive bidding exercise that was conducted by Credit Suisse First Boston on behalf of SAirGroup AG, the ultimate owners of Swissôtel. Raffles Holdings is therefore pleased that Mr Grossner's claim has been dismissed.

By Order of the Board

Loh Hsiu Lien
Corporate Director, Legal
1 December 2003

Submitted by Loh Hsiu Lien, Corporate Director, Legal on 01/12/2003 to the SGX

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CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "AUSTRALAND PROPERTY GROUP ENTITLEMENT OFFER"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

AHL annc - 2 Dec 2003.pd

Submitted by Tan Wah Nam, Company Secretary on 02/12/2003 to the SGX

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AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

2 December 2003

AUSTRALAND PROPERTY GROUP ENTITLEMENT OFFER

Australand Holdings Limited and Australand Property Limited (as responsible entity of Australand Property Trust) are pleased to announce that the Issue Price of Australand Property Group Stapled Securities under the $225 million Entitlement Offer is **$1.56** per Stapled Security.

Australand Property Group Stapled Securityholders are reminded that the Entitlement Offer closes at 5.00pm (Sydney time) on 9 December 2003.

Pursuant to the terms of the Acquisition Proposal made by Australand Property Trust to unitholders in Australand Wholesale Property Trust and Australand Wholesale Property Trust No.2, unitholders may elect to have the consideration payable in connection with the redemption of their units applied to acquire Australand Property Group Stapled Securities at an application price equivalent to the higher of the Entitlement Offer Issue Price and $1.60. Accordingly, the application price that will be applied if unitholders elect to receive Stapled Securities will be $1.60 per Stapled Security.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

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CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "PROCEEDINGS AGAINST SOMERSET DEVELOPMENT PTE LTD"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Ascott's annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 03/12/2003 to the SGX

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THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

PROCEEDINGS AGAINST SOMERSET DEVELOPMENT PTE LTD

Further to the previous announcement of The Ascott Group Limited (the "Company") made on 20 December 2002 that it was contesting an action brought against its indirect wholly owned subsidiary, Somerset Development Pte Ltd, by Yongnam Development Pte Ltd ("YND"), the Company would like to announce that the judgment of the High Court of Singapore was delivered on 1 December 2003 and received by the Company on 2 December 2003.

YND had sought specific performance or alternatively a refund of the purchase price in respect of the sale and purchase of the 23rd floor of the building known as "Springleaf Tower".

The Board of Directors of the Company is pleased to announce that the High Court of Singapore has, on 1 December 2003, dismissed YND's claims with costs.

By order of the Board
Shan Tjio
Company Secretary
3 December 2003

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MASNET No. 55 OF 09.12.2003
Announcement No. 59

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED - "1) PROPOSED PLACEMENT OF 45, 000, 000 NEW UNITS IN CAPITAMALL TRUST THROUGH DBS BANK LTD AT S$1.33 FOR EACH NEW UNIT; 2) NEWS RELEASE - CAPITAMALL TRUST ISSUES 45 MILLION NEW UNITS AT S$1.33 TO FINANCE YIELD ACCRETIVE INVESTMENT; AND 3) PRESENTATION SLIDES - EQUITY FUND RAISING FOR INVESTMENT IN CAPITARETAIL SINGAPORE"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued announcement and news release on the above matter. Attached CMTML's announcement and news release are for information.

CMTML's annc.pd CMTML's news release.pd

For details on the presentation slides by CMTML on the equity fund raising for investment in CapitaRetail Singapore, please refer to the SGX website www.sgx.com.

Submitted by Tan Wah Nam, Company Secretary on 09/12/2003 to the SGX

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

PROPOSED PLACEMENT OF 45,000,000 NEW UNITS IN CAPITAMALL TRUST THROUGH DBS BANK LTD AT S$1.33 FOR EACH NEW UNIT

Introduction

The Board of Directors of CapitaMall Trust Management Limited (the "**Manager**"), the manage of CapitaMall Trust ("**CMT**"), wishes to announce that the Manager proposes to raise funds for CMT by way of a placement of new units in CMT ("**Units**") and in connection therewith, the Manager (as manager of CMT) has today entered into a placement agreement (the "**Placement Agreement**") with DBS Bank Ltd ("**DBS Bank**").

Details of the Placement

Pursuant to the Placement Agreement, the Manager has agreed to allot and issue 45,000,000 new units in CMT ("**New Units**"), at an issue price of S$1.33 per New Unit, for placement by DBS Bank, on an underwritten basis, via (i) an offering of 23,000,000 New Units to the public in Singapore through the automated teller machines ("**ATMs**") of DBS Bank (including POSB ATMs) (the "**ATM Offering**") and (ii) a private placement of 22,000,000 New Units by DBS Bank to institutional and certain other investors (together with the ATM Offering, the "**Placement**").

The New Units, upon issue, will rank *pari passu* in all respects with the then existing Units, except that the New Units will not be entitled to participate in the distributions which will be paid for the distribution period from 26 June 2003 to 31 December 2003. The New Units will, however, be entitled to participate in the distributions for subsequent distribution periods.

The Placement shall be conditional upon, *inter alia,* the in-principle approval of Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the listing and quotation of the New Units on the Main Board of the SGX-ST. The Manager has today made an application to the SGX-ST for the listing and quotation of the New Units.

The trust deed constituting CMT (the "**Trust Deed**") provides that new Units may be issued, other than by way of a rights issue offered on a *pro rata* basis to all existing holders of Units ("**Unitholders**"), without the prior approval of Unitholders in a meeting of Unitholders if, *inter alia*, the issue (together with any other issue of Units other than by way of a rights issue offered on a *pro rata* basis to all existing Unitholders, in the same financial year) would not, immediately after the issue, exceed 10.0% of the value of the value of all the gross assets of CMT (the "**Deposited Property**") or such other percentage as may, from time to time, be prescribed by the Monetary Authority of Singapore, provided that the number of Units which would be represented by such percentage does not exceed the number of Units represented by 20.0% of the outstanding Units (or such other percentage of outstanding Units as may be prescribed by the SGX-ST).

The value of the New Units (S$59.9 million) proposed to be allotted and issued in connection with the Placement will not exceed 10.0% of the Deposited Property. Further, the New Units will comprise less than 20.0% of the 859,718,671 Units in issue as at 17 July 2003. As such, the New Units may be allotted and issued by the Manager under the authority of the Trust Deed. The 45,000,000 New Units will represent approximately 5.2% of the Units that are in issue as at the date of this announcement.

The Trust Deed also provides that the issue price for an issue of new Units must not constitute more than 5.0% discount to the weighted average price for trades done on the SGX-ST on the day the placement agreement for the said issue of Units is signed. The weighted average price shall be calculated based on the trades done for a full market day, or if trading in the listed Units is not available for a full market day, the weighted average price shall be calculated based on the trades done on the preceding market day up to the time the placement agreement is signed. The weighted average price for trades done on 8 December 2003 and from 9 a.m. to 12:30 p.m. on 9 December 2003, the latter being the date the Placement Agreement was signed, was S$1.3909 per Unit. The issue price per New Unit of S$1.33 represents a 4.4% discount to this weighted average price.

The directors of the Manager and their immediate family[1] are permitted to apply for New Units under the ATM Offering as the SGX-ST has waived the prohibition in Rule 812(1) of its Listing Manual against placement of Units to such persons. An announcement will be made in respect of the allotment of New Units to such persons before the New Units are listed on the SGX-ST.

Separate Stock Counter

As the New Units will not be entitled to participate in the distributions which will be paid for the distribution period from 26 June 2003 to 31 December 2003, it is necessary for the New Units to trade under a separate stock counter for the period commencing from the listing of the New Units up to the last day of "cum-distribution" trading for the existing Units (with respect to distributions for the distribution period from 26 June 2003 to 31 December 2003), which is expected to be in late January/early February 2004. After the last day of "cum-distribution" trading for the existing Units, the trading counters in respect of the existing Units and the New Units will be merged and the existing Units as well as the New Units will be traded under the existing CMT stock counter on the next market day, *i.e.* the first day of "ex-distribution" trading for the existing Units.

Use of Proceeds

The net proceeds of the Placement will amount to approximately S$58.6 million. The net proceeds are intended to be used by CMT to subscribe for S$58.0 million in principal amount of Class E Bonds ("**Class E Bonds**") (together with the redeemable preference shares of S$0.10 each in the capital of Capital Retail Singapore Limited (the "**Preference Shares**")) to be issued by CapitaRetail Singapore Limited (the "**Investment**").

It is intended that the bonds (including the Class E Bonds) to be issued by CapitaRetail Singapore Limited will be backed by the rental income from Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.

The Manager expects CMT to receive interest of 8.2% per annum on the Class E Bonds, based on certain representations made to CapitaRetail Singapore Limited by the asset manager for the securitisation arrangement under which the bonds are issued, in respect of the likely minimum interest payable on the Class E Bonds

Upfront Payment of Land Premium for IMM Building

Under the land lease for IMM Building, CMT is required to pay Jurong Town Corporation ("**JTC**") an annual land rent based on the applicable market rent in the relevant year for each year of the current lease term, which is due to expire on 22 January 2019. The lease provides

[1] The spouse, children, adopted children, step-children, siblings and parents of the directors of the Manager.

that any increase in the annual land rent from year to year shall not exceed 5.5% of the annual land rent for the immediately preceding year. For 2004, CMT will be required to pay the JTC an annual land rent of S$5.1 million. The land lease for IMM Building is renewable for a further term of 30 years at an annual land rent based on the market rate as at the commencement of the said further term, subject to annual revision.

To overcome the uncertainty of the variable annual land rent for IMM Building, the Manager has, on 26 November 2003, secured an offer from JTC which allows CMT to pay an upfront land premium of S$45.0 million for a period of 30 years commencing from 1 April 2004 or such earlier date on which payment of the upfront land premium is made, in lieu of the annual land rent currently payable by CMT.

Under the terms of JTC's offer, CMT has four months from 26 November 2003 to pay the upfront land premium. It is the Manager's current intention that CMT pays the upfront land premium in the first quarter of 2004 and that such payment be funded with additional borrowings to be incurred by CMT.

Certain Financial Effects

The net tangible asset ("**NTA**") per Unit as at 25 June 2003, being the date on which the last audited balance sheet of CMT was made up, was S$1.03. After the distributable income for the period 1 January 2003 to 25 June 2003 had been distributed to Unitholders on 28 July 2003, the NTA per Unit immediately following the distribution was S$1.00.

The pro forma financial effects of the issue of the 45,000,000 New Units pursuant to the Placement and the subscription by CMT of S$58.0 million in principal amount of Class E Bonds (together with the attached Preference Shares) on the NTA per Unit as at 25 June 2003 (on the basis that the purpose of the Placement is to finance the Investment, as if CMT had subscribed for the Class E Bonds and the attached Preference Shares on 1 January 2003, and held the Class E Bonds and Preference Shares through to 25 June 2003, are as follows:

	Completion of the Proposed Issue and the Investment	
	Before(1)	**After**(2)
NTA (S$'000)	736,119	794,672
Issued Units ('000)	739,919	784,919
NTA per Unit (S$)	1.00	1.01

Notes:

(1) After distribution of 100.0% of the distributable income for the period from 1 January 2003 to 25 June 2003.

(2) After distribution of 100.0% of the distributable income for the period from 1 January 2003 to 25 June 2003 and distribution of 100.0% of the pro forma distributable income from the Investment for the same period.

In the offering circular dated 11 June 2003 issued by CMT in connection with the acquisition of IMM Building (the "**IMM Circular**"), the Manager projected that CMT would have a distribution per Unit ("**DPU**") of 8.14 cents for the year ending 31 December 2004 (the "**Original DPU Projection**").

The following table, which is based on CMT's forecast income and distribution statement in the IMM Circular, shows the combined effects of the Investment and the proposed upfront payment of the land premium for IMM Building on CMT's Original DPU Projection of 8.14 cents for the year ending 31 December 2004. The forecast information in the table should be read together with the assumptions and sensitivity analysis set out in the Offer Information Statement dated 9 December 2003 ("**OIS**") issued by CMT.

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	Investment and upfront payment of the land premium
Original DPU Projection (cents)	8.14
Incremental DPU projection (cents)[1]	0.45 (+5.5%)
Revised DPU projection (cents)	8.59

Note:

(1) Calculated based on the number of Units anticipated to be in issue as at 31 December 2004 (comprising the 861,063,427 Units in issue as at the Latest Practicable Date and approximately 2.8 million new Units expected to be issued to the Manager in payment of the Performance Component of its Asset Management Fee for the period between the Latest Practicable Date and 31 December 2004) plus the 45,000,000 New Units to be issued under the Placement.

Declaration of Interest

None of the directors of the Manager or the substantial Unitholders of CMT has any interest, direct or indirect, in the Placement.

Offer Information Statement

The OIS, which complies as to form and content with the Order dated 28 November 2003 issued by the Monetary Authority of Singapore exempting CMT from the requirements in Subdivision 3 of Part XIII of the Securities and Futures Act, Chapter 289 of Singapore, has been lodged with the Monetary Authority of Singapore today.

The Offer Information Statement may be viewed at CMT's website: www.capitamall.com.sg

Inspection

The Placement Agreement and the OIS will be available for inspection during normal business hours in the registered office of the Manager at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911 for a period of three months from the date of this announcement.

By order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
9 December 2003

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DISCLAIMERS

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

This announcement contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. All forecasts and return projections are based on the issue price of S$1.33 per New Unit and on the Manager's assumptions as explained in the OIS. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than such issue price. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, interest actually paid in respect of the junior Class E Bonds to be issued by CapitaRetail Singapore Limited and interest payable on the proposed additional borrowings by CMT, all of which are considered by the Manager to be appropriate and reasonable as at the date of the OIS. The forecasted and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the OIS for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT before deciding whether to subscribe for New Units.

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CapitaMall Trust

NEWS RELEASE

9 December 2003

For Immediate Release

CapitaMall Trust issues 45 Million New Units at S$1.33 to Finance Yield Accretive Investment

Forecast 2004 DPU increase by 5.5% to 8.59¢

Singapore, 9 December 2003 – CapitaMall Trust Management Limited (CMTML), the manager of CapitaMall Trust (CMT), is issuing 45 million new CMT units at an issue price of S$1.33 per new unit. The issue of new units is to finance the investment of S$58.0 million or an approximate 27 per cent stake in junior bonds in CapitaRetail Singapore, a private retail property fund set up by CapitaLand Commercial Limited as announced in September 2003. The CapitaRetail Singapore portfolio consists of three suburban retail properties – Lot One Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall. The junior bonds are expected to pay a minimum coupon rate of about 8.2 per cent per annum[1], which will result in an immediate yield accretion to CMT's current forecast distribution for 2004. In addition, there is potential for improvement of the net property income of these malls and hence a higher coupon rate, through tenancy remix and asset enhancement.

The new CMT units are expected to commence trading on the Main Board of Singapore Exchange Securities Trading Limited at 9.00 a.m. on Wednesday, 17 December 2003.

---

[1] This 8.2 per cent per annum expected minimum coupon payment on the junior bonds is only an estimate and is based on certain representations made to CapitaRetail Singapore by the asset manager for the securitisation arrangement under which the bonds are issued.

CMTML has also obtained approval from Jurong Town Corporation (JTC) for the upfront payment of the land premium of S$45.0 million for IMM Building. This is in lieu of annual land rent payments for the next 30 years, which is expected to amount to S$5.1 million for 2004 and are subject to further annual readjustments thereafter. This arrangement with JTC removes the uncertainty of future land rent payments, and ensures stable income for unitholders for the duration. The upfront payment is expected to be made in first quarter 2004, and is intended to be financed entirely by bank borrowings. Net of interest costs arising from the new bank borrowings, the savings of the annual land rent payment is also expected to be yield accretive to CMT's forecast distribution for 2004.

Both of these initiatives would raise Distribution Per Unit (DPU) payable to unitholders to 8.59 cents per unit, a 5.5 per cent increase from the forecasted 8.14 cents per unit for 2004.

The new issue is in two tranches – a private placement of 22 million new units for institutional and certain other retail investors, and an ATM Offering of 23 million new units for retail investors. The order book for the 22 million private placement tranche has been fully covered. The ATM Offering, to be launched at 12 noon on 10 December 2003, will be on a "first-come, first-served" basis at DBS / POSB ATMs. The new units, upon issue, will rank *pari passu* in all respects with the existing units, except that the new units are not entitled to distributions payable for the period from 26 June 2003 to 31 December 2003. DBS Bank is the manager, underwriter and placement agent for this new issue.

Said Mr Eric Ang, Managing Director, DBS Investment Banking, "The yield is very attractive. At the issue price of S$1.33 and the 2004 forecast DPU of 8.59 cents per unit, CMT is offering investors a yield of 6.46 per cent. This compares very favourably with other yield driven investment alternatives. We are confident that the whole offering will be well subscribed, particularly when CMT has a reputation of delivering superior returns for unitholders."

Said Mr Pua Seck Guan, CEO of CMTML, "Both the purchase of junior bonds in CapitaRetail Singapore, and the upfront payment of the land premium for IMM, are immediately yield-accretive for CMT unitholders. We are committed to driving DPU growth for CMT unitholders, through our pro-active asset management and enhancement strategy."

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Added Mr Liew Mun Leong, Deputy Chairman of CMTML and President & CEO of CapitaLand Limited, "We are delighted with the strong following among investors for CMT. This is primarily because CMT has consistently outperformed its forecasts since its IPO. CMT has established a good performance track record, and unit price has increased by over 30% from S$1.07 since the last capital raising exercise in June 2003 for the acquisition of the IMM Building. We believe the market will also respond positively to this new issue."

In June 2003, a private placement for 15.9 million new CMT units was 28 times over-subscribed; while 30 million new units offered to the public under a "first-come, first-served" ATM Offering were fully subscribed within seven hours of the opening of the offering. The funds were used to finance the acquisition of the IMM Building.

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments currently received from a diverse range of over 900 leases from local and international tenants. It has a portfolio of four major shopping malls in both the suburban and city areas - Tampines Mall, Junction 8, Funan The IT Mall and IMM Building. CMT has performed well and exceeded initial forecasts for 2002 and the first three quarters of 2003.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia. Visit CMT's website at www.capitamall.com for more details.

Issued by CapitaMall Trust Management Limited

For media enquiries, please contact:
Julie Ong, DID : 68233541; Email : julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Janice Tan, DID : 62396856; Email : janice.tan@capitaland.com.sg

Disclaimers

The value of units in CMT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited ("SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

This advertisement contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. All forecasts and return projections are based on the issue price of S$1.33 per New Unit (the "Issue Price") and on the Manager's assumptions as explained in the Offer Information Statement dated 9 December 2003 ("Offer Information Statement") issued by CMT. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the Issue Price. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, interest actually paid in respect of the junior Class E Bonds to be issued by CapitaRetail Singapore and interest payable on the proposed additional borrowings by CMT, all of which are considered by the Manager to be appropriate and reasonable as at the date of the Offer Information Statement. The forecasted and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the Offer Information Statement for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT before deciding whether to subscribe for New Units.

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CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED - "1) PLACEMENT OF 45, 000, 000 NEW UNITS IN CAPITAMALL TRUST THROUGH DBS BANK LTD AT S$1.33 FOR EACH NEW UNIT AND 2) NEWS RELEASE - CMT'S 45 MILLION NEW UNITS FULLY SUBSCRIBED. PUBLIC ATM OFFERING OF 23 MILLION NEW UNITS TAKEN UP IN 2 1/2 HOURS"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement and news release on the above matter. Attached CMTML's announcement and news release are for information.

CMTML's annc.pd CMTML-news release.pd

Submitted by Tan Wah Nam, Company Secretary on 10/12/2003 to the SGX

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

PLACEMENT OF 45,000,000 NEW UNITS IN CAPITAMALL TRUST THROUGH DBS BANK LTD AT S$1.33 FOR EACH NEW UNIT

Further to its announcement of 10 December 2003, the Board of Directors of CapitaMall Trust Management Limited (the "**Manager**"), the manager of CapitaMall Trust ("**CMT**"), is pleased to announce that:

(i) the 23,000,000 New Units offered to the public in Singapore through the automated teller machines ("**ATMs**") of DBS Bank Ltd (including POSB ATMs) (the "**ATM Offering**") have been fully sold; and

(ii) the private placement of 22,000,000 new units in CMT ("**New Units**") through DBS Bank Ltd to institutional and certain other investors (the "**Private Placement**") has been fully taken up.

The ATM Offering and the Private Placement together comprise a placement of an aggregate of 45,000,000 New Units by the Manager, at an issue price of S$1.33 per New Unit.

The ATM Offering was closed by DBS Bank Ltd (in consultation with the Manager) at 2.30pm on 10 December 2003.

The gross proceeds of the Placement will amount to approximately S$59.9 million, of which S$58.0 million will be used by CMT to subscribe for S$58.0 million in principal amount of Class E Bonds ("**Class E Bonds**") (together with the redeemable preference shares of S$0.10 each in the capital of CapitaRetail Singapore Limited) to be issued by CapitaRetail Singapore Limited. S$1.3 million of the balance will be applied towards CMT's issue expenses and the remaining S$0.6 million will be kept by CMT for working capital purposes.

An announcement will be made upon the completion of CMT's proposed investment in the Class E Bonds.

By order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
10 December 2003

DISCLAIMER

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

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CapitaMall Trust

NEWS RELEASE

10 December 2003

For Immediate Release

CMT's 45 million new units fully subscribed

Public ATM Offering of 23 million new units taken up in 2½ hours

Singapore, 10 December 2003 **–** CapitaMall Trust Management Limited (CMTML), the manager of CapitaMall Trust (CMT), is pleased to announce that the public ATM Offering of 23 million new CMT units, which was opened for subscription at noon today at S$1.33 per new unit, has been fully subscribed.

Said Mr Pua Seck Guan, CEO of CMTML, "We are very pleased that the "first-come, first-served" ATM Offering was fully taken up by 2.30 p.m. today, just 2½ hours after the opening of the offer. Retail investors have clearly endorsed this offer and expressed their confidence in CMT. We will continue to carry out our pro-active asset management and enhancement strategy to deliver enhanced returns to unitholders. The strong interest received from retail investors during this offer will further drive CMT's liquidity in the market."

In addition to the public ATM Offering of 23 million new units, another 22 million new units were set aside for placement to institutional and certain other investors. These 22 million units had been fully placed out earlier this morning.

The stock counter for the new units is CapitaMall A. The expected trading time and date for the new units is 9.00 a.m. on 17 December 2003.

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About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments currently received from a diverse range of over 900 leases from local and international tenants. It has a portfolio of four major shopping malls in both the suburban and city areas - Tampines Mall, Junction 8, Funan The IT Mall and IMM Building. CMT has performed well and exceeded initial forecasts for 2002 and the first three quarters of 2003.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia. Visit CMT's website at www.capitamall.com for more details.

Issued by CapitaMall Trust Management Limited

For media enquiries, please contact:
Julie Ong, DID : 68233541; Email : julie.ong@capitaland.com.sg

For analyst enquiries, please contact
Janice Tan, DID : 62396856; Email : janice.tan@capitaland.com.sg

The value of units in CMT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited ("SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

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MASNET No. 57 OF 10.12.2003
Announcement No. 57

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "ASCOTT'S WATERFRONT SERVICED RESIDENCE WINS TASMANIAN TOURISM AWARD"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued a news release on the above matter. Attached Ascott's news release is for information.

Ascott-news release.pdf

Submitted by Tan Wah Nam, Company Secretary on 10/12/2003 to the SGX

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THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811
Telephone (65) 6 220 8222
Facsimile (65) 6 227 2220
Website www.the-ascott.com
A member of CapitaLand

December 10, 2003
For Immediate Release
Contact:
Ida Lim (65) 6586 7230
Betsy Tan (65) 6586 7234

NEWS RELEASE

Ascott's Waterfront Serviced Residence Wins Tasmanian Tourism Award

The Ascott Group's 56-unit serviced residence in Hobart, Somerset on the Pier, has won the deluxe accommodation category of the Tasmanian Tourism Awards 2003, and will represent the state in Australia's National Tourism Awards 2004. Somerset on the Pier also won the Tasmanian Tourism Awards in 2000 and 2001.

The award recognises innovations in infrastructure and services, business excellence and contributions in enhancing the tourism experience in Hobart.

Somerset on the Pier is a stunning transformation of a 1930's pier, with three sides of the building overlooking the river. The serviced residence's one-bedroom and family suites offer panoramic views of the Derwent River, Battery Point and Hobart's waterfront precinct.

Earlier this year, the property went through extensive redesign and refurbishment as part of its upgrading and rebranding to the group's upper-tier Somerset serviced residence.

The Ascott Group is the largest international serviced residence company in Asia Pacific and Europe, with more than 13,500 serviced apartments in 38 cities. Ascott is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

Mr Pavan Bhatia, managing director of Ascott's operations in Australasia, said: "The award is testament to the imagination, expertise and service culture that went into transforming this historic property, great location and the idyllic scenery of a Tasmanian port into an exceptional guest experience."

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At Somerset on the Pier, stylish décor and furnishings create a relaxed, modern atmosphere, while the use of blue tones extend the calming effects of water into the suites.

On the north side of the property, spacious living rooms with full-length windows open to balconies overlooking sun-dappled waters, yachts and sea birds. Loft-style bedrooms on the mezzanine floor further enhance the unique ambience of the property. Modern fittings such as broadband Internet access in every suite and home entertainment systems with TV sets in the living and master bedrooms, cater to business travelers.

Last month, The Ascott Group launched six Somerset properties in Australia by opening two new residences and rebranding four properties. The move was in response to the growing international business activity and strong economic growth in the country.

In Australia, Ascott now operates eight upper-tier Somerset serviced residences and five mid-tier Oakford serviced residences in Sydney, Melbourne and Hobart. In New Zealand, it operates the luxury The Ascott Metropolis in Auckland.

In Hobart, Ascott also manages the 18-unit Somerset on Salamanca serviced residence. The group's Somerset serviced residences in Sydney are the 119-unit Somerset Darling Harbour, 53-unit Somerset Hyde Park and 173-unit Somerset North Ryde. In Melbourne, it operates the 127-unit Somerset Botanic Gardens, 64-unit Somerset Gordon Place and 135-unit Somerset on Elizabeth.

The award is not expected to have any material impact on the company's financial results for the current financial year.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : December 10, 2003

For more information, please contact:
Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Betsy Tan, Executive
Tel: (65) 6586 7234 Hp: (65) 9641 6920 Fax: (65) 6586 7202
Email: betsy.tan@the-ascott.com

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About The Ascott Group's Serviced Residences in Australasia

In Australia

In Hobart

Somerset on the Pier - 56 units, Elizabeth Street Pier
Surrounded by water on three sides, the residence offers panoramic views of Derwent River and Hobart's waterfront activities. Facilities at the suites include broadband Internet access and home entertainment systems with cable TV and DVD. Units ranging from one-bedroom suites to family residences have loft-style bedrooms.

Somerset on Salamanca - 18 units, Salamanca Place
A short walk from Salamanca Place's popular weekend market, the residence offers studio to two-bedroom suites, with a private balcony or courtyard. Residents can use the facilities at Somerset on the Pier.

In Sydney

Somerset North Ryde – 173 units, North Ryde
Located in Sydney's northwestern technology belt, Somerset North Ryde is opposite the hi-tech Riverside Corporate Park, also known as Sydney's Silicon Valley. Its stylish studio and one-bedroom suites feature private balconies with scenic views of Lane Cove National Park. Facilities include wireless Internet connectivity in common areas and meeting rooms with videoconferencing equipment.

Somerset Darling Harbour - 119 units, Darling Harbour
Facing Cockle Bay and Darling Harbour, the residence is within walking distance of Sydney's CBD and tourist attractions. Facilities include a bar and brasserie, indoor pool, spa and sauna. Units range from studio to three-bedroom suites.

Somerset Hyde Park - 53 units, Sydney CBD
In the heart of Sydney's CBD and overlooking Hyde Park, each of the residence's one and two-bedroom apartments features a private balcony and designer bedrooms. Facilities include an indoor heated pool, gym, spa, sauna, café and residents' lounge.

Oakford City West - 31 units, Camperdown
Close to the Royal Prince Alfred Hospital and Sydney University, the residence is a short stroll from Newtown and Glebe's restaurants and markets. Three kilometres from Sydney's CBD, and a five-minute drive from Darling Harbour, the residence offers one and two-bedroom apartments, a pool and café.

In Melbourne

Somerset on Elizabeth – 135 units, Melbourne CBD
In the heart of Melbourne's CBD, Somerset on Elizabeth is a short stroll from Bourke Street Mall, near Flinders Street railway station and Queen Victoria Market. Its one and two-bedroom suites project a stylish, urban ambience. The residence offers conference facilities, a scenic rooftop plaza, gym, sauna, jogging track and swimming pool.

Somerset Gordon Place - 64 units, Melbourne CBD
The residence in Melbourne's CBD is a short walk to theatres, Bourke Street Mall and Chinatown. The unique National Trust listed property features beautiful 1880s period architecture surrounding a spacious inner courtyard with a majestic 100-year-old palm tree. It comprises studio, one and two-bedroom suites, with facilities such as a spa, swimming pool and gym.

Somerset Botanic Gardens - 127 units, St Kilda Road
The residence on tree-lined St Kilda Road is minutes from Melbourne's CBD and cosmopolitan South Yarra. Facilities include an indoor pool, sauna, spa, gym and conference centre. Units range from studio to two-bedroom suites, some with balconies, overlooking Melbourne's Royal Botanic Gardens.

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Oakford on Collins - 54 units, Melbourne CBD
At the corner of Collins and Swanston streets, the residence is in the heart of the city's business, shopping and entertainment districts. Next to the Regent and Athenaeum theatres, it is a short walk from the Southbank and Arts Centre. Units comprise one and two-bedroom apartments.

Oakford Gordon Towers - 54 units, Melbourne CBD
The property in the CBD is a stroll away from the waterfront restaurants and boutiques at Southgate, and a short tram ride from Queen Victoria Market and the shopping villages of St Kilda and Chapel Street. The residence offers one and two-bedroom suites, a pool, spa and gym.

Oakford on Lygon - 53 units, Carlton
Next to the popular Lygon Street entertainment district in the CBD, the residence is close to the cafes of downtown Carlton, Melbourne's 'Little Italy', Royal Exhibition Building, hospitals and universities are nearby. The property offers one to three-bedroom suites and a business centre.

Oakford The Mews - 40 units, South Yarra
Surrounded by boutiques and cafes, the residence is adjacent to the fashionable Prahran Market and close to the shops and restaurants at Chapel Street and Toorak Road. Units range from one to three-bedroom apartments.

In New Zealand

The Ascott Metropolis – 160 units, Auckland
Located in the shopping districts of Queen Street and High Street, the residence is near restaurants and businesses and a short stroll from Auckland's harbour. The luxurious residence, restored from a Magistrate's Courthouse, features an Oamaru limestone exterior, onyx ceiling, and elegant suites fitted with timber, stone and marble. Units comprise studio to two-bedroom suites.

The Ascott Group is a leading international serviced residence company with serviced residence units spanning the gateway cities of Europe, Southeast Asia, North Asia and Australasia.

Ascott's global presence comprises 13,500 serviced residence units in more than 110 properties across 38 cities in 15 countries. These cities include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Ho Chi Minh City, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; and Sydney, Melbourne and Auckland in Australasia.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 19-year industry track record and serviced residence brands that enjoy strong recognition worldwide.

The Group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange, the Group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit the Group's website at www.the-ascott.com

- end -

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CAPITALAND LIMITED

ESTABLISHMENT OF INDIRECT SUBSIDIARY, BEIJING XINKAI REAL ESTATE DEVELOPMENT CO., LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect subsidiary in The People's Republic of China:-

Name	:	Beijing XinKai Real Estate Development Co., Ltd ("Beijing XinKai")
Principal Activity	:	To develop a residential site in Chaoyang District, Beijing
Registered Capital	:	US$22 million
Shareholders of Beijing XinKai	:	CapitaLand (China) Investment Co., Ltd and CapitaLand China Residential Fund Ltd., holding 80% and 20% respectively of the registered capital.

By Order of the Board

Tan Wah Nam
Company Secretary
15 December 2003

Submitted by Tan Wah Nam, Company Secretary on 15/12/2003 to the SGX

MASNET No. 10 OF 15.12.2003
Announcement No. 10

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "PLACEMENT OF 45, 000, 000 NEW UNITS IN CAPITAMALL TRUST THROUGH DBS BANK LTD AT S$1.33 FOR EACH NEW UNIT"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMTML's annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 15/12/2003 to the SGX

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

PLACEMENT OF 45,000,000 NEW UNITS IN CAPITAMALL TRUST THROUGH DBS BANK LTD AT S$1.33 FOR EACH NEW UNIT

Further to its announcements of 10 and 11 December 2003, the Board of Directors of CapitaMall Trust Management Limited (the "**Manager**"), the manager of CapitaMall Trust ("**CMT**"), is pleased to announce that Singapore Exchange Securities Trading Limited (the "**SGX-ST**") has on 12 December 2003 given its in-principle approval for the listing and quotation of the 45,000,000 new units in CMT ("**New Units**") on the Main Board of the SGX-ST, subject to compliance with the SGX-ST's listing requirements.

The New Units are expected to be issued and to commence trading on the Main Board of the SGX-ST at 9.00 a.m. on Wednesday, 17 December 2003. The New Units, upon issue, will rank *pari passu* in all respects with the then existing units in CMT ("**Units**"), except that the New Units will not be entitled to participate in the distributions which will be paid for the distribution period from 26 June 2003 to 31 December 2003. The New Units will, however, be entitled to participate in the distributions for subsequent distribution periods.

As the New Units will not be entitled to participate in the distributions which will be paid for the distribution period from 26 June 2003 to 31 December 2003, it is necessary for the New Units to trade under a separate stock counter for the period commencing from the listing of the New Units up to the last day of "cum-distribution" trading for the existing Units (with respect to distributions for the distribution period from 26 June 2003 to 31 December 2003), which is expected to be in late January/early February 2004. After the last day of "cum-distribution" trading for the existing Units, the trading counters in respect of the existing Units and the New Units will be merged and the existing Units as well as the New Units will be traded under the existing CMT stock counter on the next market day, *i.e.* the first day of "ex-distribution" trading for the existing Units.

Approval in-principle by the SGX-ST is not to be taken as an indication of the merits of the placement of the New Units, the New Units or CMT.

By order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
15 December 2003

MASNET No. 35 OF 16.12.2003
Announcement No. 35

CAPITALAND LIMITED

AUSTRALAND HOLDINGS LIMITED – ENTITLEMENT OFFER

Further to its announcements made on 20 August 2003 and 19 November 2003, the Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand has (through its indirect wholly owned subsidiaries, Ausprop Holdings Limited and Austvale Holdings Ltd) subscribed for and been allotted an aggregate of 84,745,522 new stapled securities ("New Stapled Securities") in the Australand Property Group ("APG") (comprising, *inter alia*, 84,745,522 ordinary shares in the share capital of Australand Holdings Limited ("AHL") and 84,745,522 units in Australand Property Trust ("APT")), being its entitlement of New Stapled Securities pursuant to the non-renounceable entitlement offer (the "Offer") by AHL and Australand Property Limited (as responsible entity of APT).

The aggregate consideration paid for the subscription of the New Stapled Securities (the "Subscription") amounted to A$132,203,012.47 (approximately S$156,330,062.25), calculated by multiplying the aggregate number of New Stapled Securities subscribed for by CapitaLand pursuant to the Offer by the issue price of A$1.56 per New Stapled Security (the "Issue Price") under the terms of the Offer. The consideration was satisfied by CapitaLand in cash.

The Issue Price represents a five per cent. discount to the average of the daily volume weighted average price of stapled securities of APG traded on the Australian Stock Exchange for each of the ten trading days commencing on the trading day after the Offer record date of 18 November 2003.

Prior to the Subscription, CapitaLand had held an aggregate of 312,093,986 stapled securities in APG, representing approximately 58.76 per cent. of the outstanding stapled securities of APG. Following the abovementioned allotment under the Offer, the shortfall allotment to the underwriters in connection with the Offer and the issuance of new stapled securities in APG today as consideration for the acquisitions of units in Australand Wholesale Property Trust and Australand Wholesale Property Trust No. 2 by APT (which forms part of AHL's stapling proposal), CapitaLand now holds, as at the date hereof, an aggregate of 396,839,508 stapled securities in APG, representing 57.74 per cent. of the outstanding stapled securities of APG.

The Subscription is not expected to have a material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
16 December 2003

Submitted by Tan Wah Nam, Company Secretary on 16/12/2003 to the SGX

MASNET No. 5 OF 16.12.2003
Announcement No. 5 .

CAPITALAND LIMITED

ANNOUNCEMENTS BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "(A) AUSTRALAND PROPERTY GROUP ESTIMATED FINAL 2003 DISTRIBUTION; AND (B) AUSTRALAND PROPERTY GROUP $225 MILLION ENTITLEMENT OFFER"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued announcements on the above matter. Attached AHL announcements are for information.

Estimated Final 2003 Distribution. $225m Entitlement Offer.p

Submitted by Jessica Lum, Assistant Company Secretary on 16/12/2003 to the SGX

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AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

16 December 2003

AUSTRALAND PROPERTY GROUP ESTIMATED FINAL 2003 DISTRIBUTION

Australand Property Group announces that pursuant to Listing Rule 3.20 and Appendices 3A(1) and 6A(1):

- The estimated final distribution for the year ending 31 December 2003 is 4.32 cents per Australand Property Group Stapled Security.
- The Record Date for determining the entitlement to the final distribution for the year ending 31 December 2003 will be 5.00pm Sydney time on Wednesday 31 December 2003.
- Australand Property Group Stapled Securities will be quoted ex-distribution on Tuesday 23 December 2003.
- The Australand Property Group financial results for the year ending 31 December 2003 and final distribution amount will be announced on Friday 30 January 2004.
- The final distribution for the year ending 31 December 2003 will be paid on Monday 23 February 2004.
- The Australand Property Group Distribution Reinvestment Plan ("**DRP**") will operate for the final distribution for the year ending 31 December 2003.
- Securities issued under the DRP will be issued at a discount of 2.5% from the weighted average of all sales of Australand Property Group stapled securities recorded on the Australian Stock Exchange during the five trading days immediately following and inclusive of the record date for the distribution.
- **Accordingly, stapled securityholders who wish to participate in the DRP must return their DRP Election Forms by 5.00pm Sydney time on 31 December 2003.**

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

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AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

16 December 2003

AUSTRALAND PROPERTY GROUP $225 MILLION ENTITLEMENT OFFER

Australand Holdings Limited and Australand Property Limited (as responsible entity for Australand Property Trust) announce that Australand Property Group stapled securityholders have subscribed $190,961,151.59 of the Australand Property Group $225 million Non-renounceable Entitlement Offer ("Offer"). The remaining $34,038,848.41 will be taken up by Goldman Sachs JBWere Pty Limited and UBS Advisory and Capital Markets Australia Limited pursuant to an Underwriting Agreement. Both Underwriters have secured sub-underwriting from a number of institutional investors.

All stapled securityholders who applied for new stapled securities under the Offer including those who applied for up to their Maximum Dollar Entitlement will receive their allocation in full and will not be subject to any scale back. The total number of new stapled securities issued under the Offer will be 144,232,276 at an issue price of $1.56 per stapled security.

The new stapled securities will be allotted to existing stapled securityholders today and pursuant to the underwriting arrangements on Monday, 22 December 2003.

The new stapled securities will commence trading on a normal basis on Tuesday, 23 December 2003, following despatch of new holding statements to securityholders on Monday, 22 December 2003.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

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MASNET No. 18 OF 16.12.2003
Announcement No. 18

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "AUSTRALAND PROPERTY GROUP ACQUISITION OF AUSTRALAND WHOLESALE PROPERTY TRUSTS"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

AWPT.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 16/12/2003 to the SGX

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AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

16 December 2003

AUSTRALAND PROPERTY GROUP ACQUISITION OF AUSTRALAND WHOLESALE PROPERTY TRUSTS

Following receipt of final election forms from Australand Wholesale Property Trust ("AWPT") and Australand Wholesale Property Trust No.2 ("AWPT2") unitholders, Australand Property Group will today allot 11,840,098 additional new stapled securities to those unitholders electing to receive stapled securities as part or full consideration for the redemption of their units in AWPT and AWPT2. The additional new stapled securities will be allotted at an issue price of $1.60 per stapled security.

Payment to those unitholders who elected to receive cash as part or full consideration for the redemption of their of units in AWPT and AWPT2 will be despatched today.

Following the successful completion of the $225 million Non-renounceable Entitlement Offer and completion of the AWPT and AWPT2 Acquisition Proposals, the Directors of Australand Holdings Limited and Australand Property Limited have reconfirmed the financial forecasts for the years ending 31 December 2003 and 2004 contained in the Explanatory Memorandum dated 16 September 2003 and combined Product Disclosure Statement and Prospectus dated 28 October 2003.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

MASNET No. 52 OF 16.12.2003
Announcement No. 52

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "PLACEMENT OF 45, 000, 000 NEW UNITS IN CAPITAMALL TRUST THROUGH DBS BANK LTD AT S$1.33 FOR EACH NEW UNIT"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMTML's annc.pd

Submitted by Jessica Lum, Assistant Company Secretary on 16/12/2003 to the SGX

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

PLACEMENT OF 45,000,000 NEW UNITS IN CAPITAMALL TRUST THROUGH DBS BANK LTD AT S$1.33 FOR EACH NEW UNIT (THE "PLACEMENT")

The Board of Directors of CapitaMall Trust Management Limited (the "**Manager**"), the manager of CapitaMall Trust ("**CMT**"), is pleased to announce that, pursuant to the Placement, the Manager has today issued 45,000,000 new units in CMT (the "**New Units**").

Results of the Placement

Of the 23,000,000 New Units available for application by the public in Singapore through the automated teller machines ("**ATMs**") of DBS Bank Ltd (including POSB ATMs) (the "**ATM Offering**"), valid applications for 22,978,000 New Units were received.

Invalid applications were received in respect of the remaining 22,000 New Units under the ATM Offering. These 22,000 New Units have been made available to satisfy excess demand for New Units under the private placement portion of the Placement.

Disclosure Pursuant to Rule 812(1) of the Listing Manual

The Directors of the Manager and their immediate family were permitted to apply for the New Units under the ATM Offering as Singapore Exchange Securities Trading Limited (the "**SGX-ST**") had granted a waiver of the prohibition in Rule 812(1) of its Listing Manual against placement of units in CMT ("**Units**") to such persons, provided that any allotment of New Units to such persons is announced prior to the New Units being listed and traded on the SGX-ST.

In accordance with the above requirement, the Board of Directors of the Manager wishes to announce that the following person has been allotted New Units under the ATM Offering:

Name of allottee	**Relationship**	**No. of New Units allotted**
Mdm Sim Mei Lin Maria	Spouse of Mr Lui Chong Chee (a director of the Manager)	60,000

Saved as disclosed above, none of the persons listed under Rule 812(1) of the SGX-ST's Listing Manual has been allotted New Units under the Placement.

Status of the New Units

The New Units are expected to commence trading on the Main Board of the SGX-ST at 9.00 a.m. on Wednesday, 17 December 2003. The New Units, upon issue, will rank *pari passu* in all respects with the then existing Units, except that the New Units will not be entitled to participate in the distributions which will be paid for the distribution period from 26 June 2003 to 31 December 2003. The New Units will, however, be entitled to participate in the distributions for subsequent distribution periods.

As the New Units will not be entitled to participate in the distributions which will be paid for the distribution period from 26 June 2003 to 31 December 2003, it is necessary for the New Units to trade under a separate stock counter for the period commencing from the listing of the New

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Units up to the last day of "cum-distribution" trading for the existing Units (with respect to distributions for the distribution period from 26 June 2003 to 31 December 2003), which is expected to be in late January/early February 2004. After the last day of "cum-distribution" trading for the existing Units, the trading counters in respect of the existing Units and the New Units will be merged and the existing Units as well as the New Units will be traded under the existing CMT stock counter on the next market day, *i.e.* the first day of "ex-distribution" trading for the existing Units.

By order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
16 December 2003

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

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CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "(A) MEMORANDUM OF UNDERSTANDING WITH EMAAR PROPERTIES PJSC; AND (B) ASCOTT WINS CONTRACT TO MANAGE TWO SERVICED RESIDENCES IN DUBAI, EXTENDS GLOBAL PRESENCE TO GULF REGION"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement and news release on the above matters. Attached Ascott's announcement and news release are for information.

Ascott annc.pdf Ascott - News Release.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 16/12/2003 to the SGX

MASNET No. 60 OF 16.12.2003
Announcement No. 60

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THE ASCOTT GROUP LIMITED

MEMORANDUM OF UNDERSTANDING WITH EMAAR PROPERTIES PJSC

The Board of Directors of The Ascott Group Limited (the "Company") is pleased to announce that the Company has today entered into a binding Memorandum of Understanding ("MOU") through its wholly-owned subsidiary Ascott International Management (2001) Pte Ltd ("AIM 2001") with EMAAR Properties PJSC ("EMAAR") to manage two serviced residences in Dubai. A branch will be set up in Dubai to undertake the management and operation of the serviced residences.

EMAAR is a Public Joint Stock Company incorporated in Dubai and listed on the Dubai Financial Market. It is one of the Gulf region's largest real estate developers with an asset base of about US$6 billion (approximately S$10.3 billion). EMAAR also owns and manages four subsidiaries: Dubai Bank - focused on retail and commercial banking; Amlak Finance - the UAE's first and only mortgage finance company; EMRILL - a joint venture company with the UK-based Carillion plc which provides innovative property and facilities management services; Sahm Technologies - an IT technology and communications company.

Pursuant to the MOU, EMAAR has also signed Management Agreements and Pre Opening Services Agreements with AIM 2001 for the following properties:

(1) Al Majarah Tower 4 at Dubai Marina which is expected to be completed in November 2004

(2) A tower in the Residence at the Burj Dubai development which is expected to be completed in fourth quarter 2005

Rationale for the Transaction

The entry into the MOU will combine the expertise and network of the Company in the operation and management of serviced residences, together with EMAAR's knowledge and experience of the real estate market in Dubai, to tap into the growth potential of Dubai which is the economic hub of the Gulf region. It will enable the Company to establish an immediate foothold in the Dubai serviced residence market with an established and strong local partner.

Financial Effects

This transaction has no material effect on either the earnings per share or the net tangible asset per share of the Company for the financial year ending 31 December 2003.

Interests of Directors and Controlling Shareholders

None of the Directors and Controlling Shareholders of the Company has any interest, direct or indirect, in the above transaction.

By order of the Board
Keong Wen Hui
Asst. Company Secretary
Date : 16 December 2003

Submitted by Keong Wen Hui, Asst. Company Secretary on 16/12/2003 to the SGX

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

December 16, 2003
For Immediate Release

Contact:
Ida Lim (65) 6586 7230
Tay Cheng Cheng (65) 6586 7231

NEWS RELEASE

Ascott Wins Contract To Manage Two Serviced Residences in Dubai, Extends Global Presence to Gulf Region

Singapore, December 16, 2003 - The Ascott Group, a leading international serviced residence company, has secured a contract to manage two prime serviced residences in Dubai city, giving it strategic market entry to the Gulf region.

Ascott signed today a memorandum of understanding (MOU) with one of the Gulf's largest developers, EMAAR Properties PJSC, to manage two residences with about 250 serviced apartments in the United Arab Emirates (UAE).

This will make Ascott a major serviced residence operator in the Gulf region, extending the group's global profile as Asia Pacific and Europe's largest serviced residence chain with over 13,500 serviced apartments in 38 cities.

Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. EMAAR Properties, with asset base of over US$6 billion (about S$10.3 billion), is listed on the Dubai Financial Market. The government of Dubai owns a 32 per cent stake in the company.

Under the terms of the MOU, Ascott will manage the 96-unit Al Majarah Tower serviced residence, which is expected to open end next year. The residence is part of Dubai Marina, slated to be the world's largest waterfront development at Sheikh Zayed Road, close to the Dubai Internet City and Media City, and the American University of Dubai.

- more -

Ascott will also manage a 150-unit serviced residence at the prestigious Burj Dubai development on Sheikh Zayed Road, scheduled to open at end 2005. The development by EMAAR Properties includes the Burj Dubai Tower, slated to be the world's tallest skyscraper, and Dubai Mall, the world's largest retail complex at nine million square feet, when completed in 2006.

Opportunity To Tap Region's Growth

Mr AJ Jaganathan, chief executive officer of EMAAR Properties, said: "As a leading serviced residence operator with large operational infrastructure in Europe and Asia Pacific, and a 19-year industry track record, Ascott has the right experience to service our developments to the highest standards."

Ascott's deputy chairman, and president and CEO of its parent company CapitaLand Limited, Mr Liew Mun Leong, said: "The Dubai agreement is a milestone in Ascott's global expansion. The link-up with one of the Gulf's largest property developers will give Ascott a pipeline of quality projects to manage.

"Prospects for the Gulf region are bright, with the improving global economic outlook, higher oil prices, and reconstruction programme in Iraq. The UAE's GDP is expected to grow over four per cent this year and next year. Dubai's role as the Gulf region's commercial and financial hub is underpinned by the UAE government's substantial investments in the last seven years to build the city's financial, retail and tourism infrastructure."

Mr Eugene Lai, Ascott's chief executive officer, said that Dubai's free trade zones host more than 3,000 companies, including many multinationals. Business activity in Dubai is expected to expand further with the opening of the Dubai International Financial Centre next year, and a number of other large projects being developed such as the Dubai Technology and Media Centre, Dubai Health Care City, Dubai Mall and Dubailand theme park.

Dubai also targets to grow annual visitor numbers from three million now to 15 million by 2010, and increase its airport's capacity from 20 million passengers to 60 million by 2012.

He added that serviced residences in Dubai enjoy good occupancies due to strong demand from regional travellers, local expatriates and the increasing number of multinational companies with regional offices in the city.

Mr Lai said that Ascott's participation in EMAAR Properties' high profile developments will help accelerate the growth of its serviced residence brands into global marques. The MOU is in line with Ascott's strategy of asset light growth, while expanding its operational infrastructure and marketing network to better service its multinational clients.

Prime Serviced Residences
Under the MOU, Ascott will manage the serviced residences for an initial five-year term, renewable for another five years, and provide pre-opening technical assistance. The residences will feature spacious, stylish apartments with recreational and business facilities.

The agreement is not expected to have any material impact on the group's financial results for the current financial year.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : December 16, 2003

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 6586 7231 Hp: (65) 9010 0627 Fax: (65) 6586 7202
Email: tay.chengcheng@the-ascott.com

About Emaar Properties PJSC

Listed on the Dubai Financial Market, EMAAR Properties PJSC is the Gulf region's largest property developer. The government of Dubai owns 32 per cent interest in the company, which has an asset base of US$6 billion and 10 major real estate projects under development in UAE.

The projects include the Dubai Marina, slated to be one of the world's largest waterfront developments, as well as the residential estates Arabian Ranches, Emirates Hills, The Meadows, The Springs, The Lakes, The Greens and EMAAR Towers in downtown Dubai. The company also owns and manages the Gold and Diamond Park, a free trade zone and industrial park for the gold and diamond industry; and plans to build Burj Dubai Tower, the world's tallest skyscraper.

EMAAR Properties has also diversified into related retail and commercial banking, mortgage finance, technology and communications. Its wholly owned subsidiaries include The Dubai Bank; mortgage and finance company Amlak Finance; and Sahm Technologies, a technology communications firm. It also owns EMRILL, a property management services company, through a joint venture with the UK-based Carillion Plc.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with serviced residence units spanning the gateway cities of Europe, Southeast Asia, North Asia and Australasia.

Ascott's global presence comprises 13,500 serviced residence units in more than 110 properties across 38 cities in 15 countries. These cities include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Ho Chi Minh City, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; and Sydney, Melbourne and Auckland in Australasia.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 19-year industry track record and serviced residence brands that enjoy strong recognition worldwide.

The Group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange, the Group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit the Group's website at www.the-ascott.com

- end -

MASNET No. 50 OF 17.12.2003
Announcement No. 50

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "PLACEMENT OF 45, 000, 000 NEW UNITS IN CAPITAMALL TRUST THROUGH DBS BANK LTD AT S$1.33 FOR EACH NEW UNIT"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMTML's annc.pd

Submitted by Jessica Lum, Assistant Company Secretary on 17/12/2003 to the SGX

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

PLACEMENT OF 45,000,000 NEW UNITS IN CAPITAMALL TRUST THROUGH DBS BANK LTD AT S$1.33 FOR EACH NEW UNIT (THE "PLACEMENT")

Further to its announcement of 10 December 2003, the Board of Directors of CapitaMall Trust Management Limited, the manager of CapitaMall Trust (**"CMT"**), is pleased to announce that out of the gross proceeds of the Placement of S$59.9 million, S$58.0 million has been used by CMT to subscribe for S$58.0 million in principal amount of Class E Bonds (together with the redeemable preference shares of S$0.10 each in the capital of CapitaRetail Singapore Limited) issued by CapitaRetail Singapore Limited. S$1.3 million of the balance has been applied towards CMT's issue expenses and the remaining S$0.6 million will be kept by CMT for working capital purposes.

By order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
17 December 2003

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

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MASNET No. 37 OF 19.12.2003
Announcement No. 37

CAPITALAND LIMITED

SECURITISATION OF BUKIT PANJANG PLAZA, LOT ONE SHOPPERS' MALL AND RIVERVALE MALL

The Board of Directors of CapitaLand Limited wishes to announce that CapitaRetail Singapore Limited ("CapitaRetail Singapore"), a special purpose vehicle established by CapitaLand Commercial Limited ("CapitaLand Commercial"), the commercial property business unit of CapitaLand Limited ("CapitaLand"), has appointed BNP Paribas, Singapore Branch and Oversea-Chinese Banking Corporation Limited to manage the issue of approximately S$293 million senior commercial asset-backed securities by CapitaRetail Singapore under an asset securitisation exercise.

On 17 December 2003, CapitaRetail Singapore had also completed a placement of S$213 million in principal amount of junior bonds (together with attached preference shares).

The total proceeds from the issue of the aforementioned senior commercial asset-backed securities and the junior bonds were used by CapitaRetail Singapore to (i) repay the bridging loans taken to fund its earlier acquisitions of 98.5% of the strata units in Bukit Panjang Plaza (the "Bukit Panjang Property") and of Lot One Shoppers' Mall (the "Lot One Property") and (ii) acquire Rivervale Mall (the "Rivervale Property").

The Bukit Panjang Property, the Lot One Property and the Rivervale Property are suburban retail malls which were acquired by separate property trusts previously established by CapitaLand Commercial. All the units in each of these property trusts are held by CapitaRetail Singapore.

Following the asset securitisation described above, CapitaRetail Singapore ceases to be a wholly owned subsidiary of CapitaLand and CapitaLand ceases to have ownership interest in the three property trusts and the three properties. The asset securitisation arrangement is not expected to have any material impact on the net tangible assets or the earnings per share of the CapitaLand Group for the financial year ending 31 December 2003.

By order of the Board

Tan Wah Nam
Company Secretary
19 December 2003

Submitted by Tan Wah Nam, Company Secretary on 19/12/2003 to the SGX

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MASNET No. 41 OF 26.12.2003
Announcement No. 41

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED - "INCREASE IN SHAREHOLDING IN SUBSIDIARY - COMPLETION OF ACQUISITION OF REMAINING ISSUED SHARES IN RAFFLES HOTEL (1886) LTD"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

rh-annc-26 Dec.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 26/12/2003 to the SGX

MASNET No. 18 OF 26.12.2003
Announcement No. 18

Raffles HOLDINGS

RAFFLES HOLDINGS LIMITED

INCREASE IN SHAREHOLDING IN SUBSIDIARY - COMPLETION OF ACQUISITION OF REMAINING ISSUED SHARES IN RAFFLES HOTEL (1886) LTD

Further to our Masnet announcements No. 67 of 17 November 2003 and No. 73 of 18 November 2003, the Company is pleased to announce that its wholly owned subsidiary, Raffles Centre (Private) Limited ("**RCPL**") has today completed its acquisition of Raffles Investments Limited's entire 43.33% shareholding in Raffles Hotel (1886) Ltd ("**RH**") comprising an aggregate of 28,860,000 ordinary shares of S$1.00 each ("**Sale Shares**") in the capital of RH (the "**Acquisition**").

Following the completion of the Acquisition, RH is now a wholly owned subsidiary of the Company. Prior to the Acquisition, the Company, through RCPL, owned 37,740,000 ordinary shares of S$1.00 each in the capital of RH, representing approximately 56.67% of the issued share capital of RH.

The shareholders of Raffles Investments Limited had approved the aforesaid disposal of the Sale Shares to RCPL at an extraordinary general meeting held on 18 December 2003.

Submitted by Chong Kee Hiong, Chief Financial Officer on 26/12/2003 to the SGX

MASNET No. 17 OF 29.12.2003
Announcement No. 17

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CAPITALAND LIMITED

CHANGE OF INTEREST IN CAPITALAND CHINA RESIDENTIAL FUND LTD.

On 31 October 2003, the Board of Directors of CapitaLand Limited ("CapitaLand") announced that its indirect wholly-owned subsidiary, CapitaLand Fund Investment Pte Ltd ("CFIPL") had committed to subscribe for 20,501 redeemable preference shares of US$0.01 each (the "Preference Shares") of CapitaLand China Residential Fund Ltd. ("CCRF") at a premium of US$999.99 each.

CapitaLand wishes to announce that CCRF has secured additional commitments (the "Transaction"), thereby increasing the aggregate amount of commitments to US$48,001,000 (approximately S$81.9 million), including CFIPL's abovementioned commitment of US$20,501,000 (approximately S$35.0 million).

CCRF was set up to invest primarily in residential development projects in the People's Republic of China so as to capitalise on the growth of the residential property market with a primary focus on the mid to high-end residential segment in Shanghai and Beijing. CCRF has a target fund size of US$100,000,000 and expects a final closing to take place by the end of 2004.

Following the Transaction, CapitaLand's indirect interest in the preference share capital of CCRF is reduced to 42.7%, CapitaLand ceases to have majority representation on the board of CCRF, and CCRF ceases to be an indirect subsidiary of CapitaLand.

The Transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2003.

By Order of the Board

Jessica Lum
Assistant Company Secretary
29 December 2003

Submitted by Jessica Lum, Assistant Company Secretary on 29/12/2003 to the SGX

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MASNET No. 3 OF 31.12.2003
Announcement No. 3

CAPITALAND LIMITED

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITARETAIL JAPAN FUND MANAGEMENT PRIVATE LIMITED

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary in Singapore:-

Name	:	CapitaRetail Japan Fund Management Private Limited ("CRJFM")
Principal Activity	:	To manage CapitaRetail Japan Fund and provide advice on investment strategy, as well as administrative services to the fund.
Authorised Capital	:	S$400,000 divided into 400,000 ordinary shares of S$1 each.
Paid-Up Capital	:	S$2 divided into 2 ordinary shares of S$1 each.

CRJFM is a wholly-owned subsidiary of CapitaLand Financial Limited, itself a wholly-owned subsidiary of CapitaLand.

By Order of the Board

Jessica Lum
Assistant Company Secretary
31 December 2003

Submitted by Jessica Lum, Assistant Company Secretary on 31/12/2003 to the SGX